AB 6/3 *

06009003

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 66217 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 04/01/05 (MM/DD/YY) AND ENDING 03/31/06 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BARNETT & PARTNERS ADVISORS, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 MADISON AVENUE, 27th FLOOR
(No. and Street)

NEW YORK, (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ken George (603) 380-5435
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREENE, ARNOLD G., CPA
(Name – *if individual, state last, first, middle name*)

866 UNITED NATIONS PLAZA, NEW YORK, N.Y. 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 26 2006
THOMSON FINANCIAL

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, CRAIG E. BARNETT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BARNETT & PARTNERS ADVISORS, LLC, as of MARCH 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICHELE R. FELLER
Notary Public, State of New York
No. 01FE6110038
Qualified in Kings County
Commission Expires May 24, 2008

[signature]
Signature

MANAGING PRINCIPAL
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ INTERNAL CONTROL REPORT

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Barnett & Partners Advisors, LLC

## Report on Statement of Financial Condition

As of March 31, 2006

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

## Barnett & Partners Advisors, LLC

March 31, 2006

| Contents | Page |
| --- | --- |

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(212) 751-6910
FAX (212) 751-6911

# INDEPENDENT AUDITOR'S REPORT

To the Member of
**Barnett & Partners Advisors, LLC**

I have audited the accompanying statement of financial condition of Barnett & Partners Advisors, LLC, as of March 31, 2006 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. My responsibility is to express an opinion on this financial statement based on my audit.

I conducted my audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, I express no opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement as well as assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Barnett & Partners Advisors, LLC, as of March 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

May 20, 2006

# BARNETT & PARTNERS ADVISORS, LLC

# STATEMENT OF FINANCIAL CONDITION

## MARCH 31, 2006

## ASSETS

| | | |
|---|---|---|
| **Current assets:** | | |
| Cash | | $ 16,931 |
| Accounts receivable | | 60,000 |
| **Total assets** | | **$ 76,931** |

## LIABILITIES AND MEMBER'S CAPITAL

| | | |
|---|---|---|
| **Current liabilities:** | | |
| Accrued expenses payable | | $ 4,108 |
| **Total liabilities** | | **4,108** |
| **Member's capital:** | | |
| Member's capital | $ 72,823 | |
| **Total Member's capital** | | **72,823** |
| Total liabilities and member's capital | | **$ 76,931** |

The accompanying notes are an integral part of these financial statements.

# BARNETT & PARTNERS ADVISORS, LLC

## NOTES TO FINANCIAL STATEMENTS

## MARCH 31, 2006

**NOTE 1. ORGANIZATION:**

Barnett & Partners Advisors, LLC (the "Company") was organized in 2003 in the state of New York. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission ("SEC"). The Company is also a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company provides merger and acquisition services and private placement of securities.

**NOTE 2. SIGNIFICANT ACCOUNTING POLICIES:**

For financial reporting purposes, management considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

**NOTE 3. INCOME TAXES:**

The Company is wholly owned by another limited liability company. For tax purposes, the Company is deemed to be a "disregarded entity". As a result, the assets, liabilities, and net income are those of the Parent Company and are included in the Parent Company's tax return.

The Parent Company files its tax return on a cash basis using a calendar year.

**NOTE 4. SUPPLEMENTAL INFORMATION:**

As a registered broker-dealer the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC which requires that the Company maintain minimum net capital, as defined, of $5,000 or on-fifteenth of aggregate indebtedness, whichever is greater. As of March 31, 2006, the Company's net capital as reported on page 8 of the audited Form X-17A-5 indicates net capital of $12,823. In January 2006, the Company filed Part II A of Form X17A-5 (unaudited) and reported net capital of $11,323. The difference of $1,500 is due to adjustments made during the audit.

**NOTE 5. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS:**

The Company operates under the exemptive provisions of paragraph (k)(2)(i) of SEC Rule 15c3-3.

**NOTE 6. INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS:**

The Company has complied with the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of March 31, 2006.

**NOTE 7. CONTINUING SUPPORT:**

The sole member of the Parent Company has indicated his intent to continue to fund operating requirements of the Company through April 1 2007.